METALLA PROVIDES UPDATE ON WASAMAC AND CAMFLO ROYALTIES

FOR IMMEDIATE RELEASE	TSXV: MTA
November 2, 2020	NYSE AMERICAN: MTA

Unless otherwise specified, all references to dollars ($) set forth herein shall mean Canadian dollars.

Vancouver, British Columbia: Metalla Royalty & Streaming Ltd. ("Metalla" or the "Company") (NYSE American: MTA) (TSXV: MTA) is pleased to report Yamana Gold Inc. ("Yamana") (TSX: YRI) (NYSE: AUY) (LSE:AUY) has announced by press release dated November 2, 2020 that it has entered into a definitive agreement (the "Agreement") with Monarch Gold Corporation ("Monarch") (TSX: MQR) whereby Yamana will acquire the Wasamac gold project (the "Wasamac Project") and the Camflo property and mill ( the "Camflo Property") and, collectively with the Wasamac Project, (the "Acquisition Properties") through the acquisition of all of the outstanding shares of Monarch not owned by Yamana pursuant to a plan of arrangement for aggregate consideration, including cash and shares, of approximately $152 million.

Metalla owns a 1.5% Net Smelter Return royalty, with a buy back right of 0.5%, for $7.5 million on the Wasamac Project and a 1.0% Net Smelter Return royalty on the Camflo Property (collectively, the "Royalty")

Brett Heath, President & CEO of Metalla commented, "We are thrilled to welcome Yamana Gold as a new counterparty of the Wasamac Project. Wasamac has existing proven and probable mineral reserves of 1.8 million ounces of gold at 2.56 g/t,(1) in one of the most prolific gold trends in the Abitibi region of Quebec, located approximately 100 kilometers from their 50%-owned Canadian Malartic mine which produced nearly 670Koz of gold in 2019(2). Yamana has extensive experience in operating bulk underground mines through its successful operation of the Jacobina Mine in Brazil which has a lower reserve grade than Wasamac(2). Yamana is a well-capitalized major producer with technical and geological expertise that will provide the Wasamac project a clear path to production with the potential for future discoveries."

YAMANA REPORTED THE HIGHLIGHTS OF THE TRANSACTION(3)

• Adds the Wasamac project to Yamana's Canadian exploration portfolio

o Monarch's principal asset is the Wasamac gold underground project, located 15 kilometres west of Rouyn-Noranda in the Abitibi region of Quebec adjacent to the Trans-Canada highway and Ontario Northland rail line, and 100 kilometres from Yamana's 50%-owned Canadian Malartic mine.

o Wasamac consists of five well developed ore shoots within a single, continuous shear zone with a consistent grade distribution and wide mining widths, making it amenable to simple, productive, and cost efficient underground bulk mining methods.

o The project has existing proven and probable mineral reserves of 1.8 million ounces of gold at 2.56 grams per tonne.(1) Mineral resources and proven and probable mineral reserves are supported by a Feasibility Study(1) previously completed by Monarch Gold in 2018 (the "Wasamac Feasibility Study"), and Yamana completed independent geological modelling, mineral resources and mineral reserves validations, among other extensive work, as part of its due diligence reviews to ensure greater levels of accuracy. There remains excellent potential for significant future exploration success and mineral resource conversion, with the deposit remaining open at depth and along strike.

o As part of its due diligence on the property, Yamana conducted several site visits in full compliance with provincial protocols for the prevention of COVID-19.

o The currently defined deposit is situated at shallow depths in comparison to other Abitibi mines. Current known mineralization reaches a depth of approximately 800 metres, which offers the opportunity for ramp access at low relative up-front development costs over a relatively short development time frame.

o Wasamac fits well into the exploration and development strategy of Yamana, which aims to develop properties in mining friendly jurisdictions with mineral inventories of over 1.5 million ounces that can support production levels of over 150,000 ounces per year that can be built with internal cash flows.

o Yamana plans to build on the ongoing permitting and social licensing effort carried out by Monarch, applying Yamana's strong ESG framework and best practices, and leveraging the Yamana's extensive experience in permitting and proven track record of building strong, respectful, and mutually beneficial relationships with the communities and governments wherever it operates.

• Geology and mineralization well-suited to Yamana's expertise

o The geological characteristics of the Wasamac ore body suggest it holds the potential to be an underground mine achieving the same scale, grade, production, and costs as Yamana's successful Jacobina mine in Brazil, and it possesses many parallels to Yamana's 50%-owned Canadian Malartic Underground Project located in the same Abitibi region in Quebec.

o Yamana will target increasing the inventory and perform optimizations to further enhance the project's value, advance engineering, and de-risk execution, leveraging Yamana's technical expertise and adhering to Yamana's disciplined capital approach.

o Building off the work completed to date, Yamana plans to commence an exploration and infill drilling campaign and other studies to refine and expand upon the potential of Wasamac and its development alternatives.

o Yamana will provide an update on its plans for the Wasamac project by the third quarter of 2021.

• Other Assets

o The Camflo property, located 15 kilometres northwest of Val-d'Or, includes the old Camflo mine, which closed in 1992, and a permitted mill. The property has not been explored since the mid-1980s and Yamana believes it has good exploration upside. Monarch has digitized historical exploration data, which Yamana intends to review, after which it will make a determination whether to commence an exploratory drill program.

The transactions contemplated by the Agreement are subject to Monarch shareholder approval, applicable regulatory, court and stock exchange approvals and certain other closing conditions customary for transactions of this nature.  Yamana and Monarch are working toward closing the transactions during 2020 and not later than early January 2021.

STRATEGIC RATIONALE

Yamana discloses that the acquisition provides it with a high-quality project with a significant mineral reserve and mineral resource base and excellent potential for further expansion. The acquisition adds to the Yamana's footprint in the Abitibi region, which is consistent with Yamana's strategy to build on its existing presence in established mining jurisdictions where it has deep technical, geological, and operational expertise. In addition, the acquisition of the Wasamac and Camflo properties adds to Yamana's pipeline of organic opportunities, significantly enhancing the Yamana's future growth prospects. Yamana has considerable experience in large bulk tonnage underground mines, experience which will support the development of Wasamac. Furthermore, the acquisition aligns with the Yamana's strategy for a balanced approach to capital allocation, as discussed further in the section that follows.

A BALANCED CAPITAL ALLOCATION STRATEGY THAT INCLUDES MEASURED GROWTH

Yamana balances two capital allocation priorities in addition to paying, maintaining and increasing dividends, which are balance sheet management and pursuing and funding growth. In the context of growth, Yamana pursues growth that is measured and consistent with the Yamana's size, scale and financial resources. Opportunities for growth should meet the Yamana's minimum requirements that they should be funded through internal mineral resources, meet minimum return levels that well exceed cost of capital, and be of a specific size. In terms of size, opportunities should have mineral reserves and mineral resources of at least 1.5 million ounces, which Yamana considers large enough to support a mine plan with annual gold production of approximately 150Koz for at least eight years. Yamana does not categorize opportunities based on their size alone nor tier assets into various categories. The objective is to deliver robust returns, significant cash flows, and accelerated payback. While the Yamana has a large portfolio of prospective and advancing exploration and development opportunities that will provide it with measured growth, as an extension of the strategy, Yamana will consider the acquisition of earlier stage exploration and development opportunities, particularly where Yamana can provide added value either through its regional presence, expertise or both. Yamana's due diligence on Wasamac suggests this transaction meets these criteria.

ABOUT YAMANA

Yamana is a Canadian-based precious metals producer with significant gold and silver production, development stage properties, exploration properties, and land positions throughout the Americas, including Canada, Brazil, Chile and Argentina. Yamana plans to continue to build on this base through expansion and optimization initiatives at existing operating mines, development of new mines, the advancement of its exploration properties and, at times, by targeting other consolidation opportunities with a primary focus in the Americas. In 2020, Yamana expects to deliver production of 786,000 ounces of gold and 10.25 million ounces of silver. (4)

ABOUT METALLA

Metalla was created to provide shareholders with leveraged precious metal exposure by acquiring royalties and streams. Our goal is to increase share value by accumulating a diversified portfolio of royalties and streams with attractive returns. Our strong foundation of current and future cash-generating asset base, combined with an experienced team, gives Metalla a path to become one of the leading gold and silver companies for the next commodities cycle.

For further information, please visit our website at www.metallaroyalty.com.

ON BEHALF OF METALLA ROYALTY & STREAMING LTD.

(signed) "Brett Heath"

President and CEO

CONTACT INFORMATION

Metalla Royalty & Streaming Ltd.

Brett Heath, President & CEO

Phone: 604-696-0741

Email: info@metallaroyalty.com

Kristina Pillon, Investor Relations

Phone: 604-908-1695

Email:  kristina@metallaroyalty.com

Website: www.metallaroyalty.com

Neither the TSXV nor its Regulation Services Provider (as that term is defined in the policies of the Exchange) accept responsibility for the adequacy or accuracy of this release.

Notes:

1. Please see the Monarch Gold press release dated December 3, 2018, to view the Wasamac Feasibility Study results.

2. Please see https://www.yamana.com/English/portfolio/producing-mines/jacobina/default.aspx and https://www.yamana.com/English/portfolio/producing-mines/canadian-malartic/default.aspx

3. Please see the Yamana press release (https://www.yamana.com/English/investors/news/news-details/2020/Yamana-Gold-Expands-Its-Footprint-in-the-Abitibi-Region-With-Friendly-Acquisition-of-Monarch/default.aspx) dated November 2, 2020

4. Please see Yamana Company Overview (https://www.yamana.com/English/company/company-overview/default.aspx)

Information contained on any website or document referred to or hyperlinked in this press release shall not be deemed to be a part of this press release.

TECHNICAL AND THIRD-PARTY INFORMATION

Except where otherwise stated, the disclosure in this press release relating to the Acquisition Properties is based on information publicly disclosed by the owners or operators of these properties and information/data available in the public domain as at the date hereof and none of this information has been independently verified by Metalla. Specifically, as a royalty holder, Metalla has limited, if any, access to the properties subject to the Royalty. Although Metalla does not have any knowledge that such information may not be accurate, there can be no assurance that such third party information is complete or accurate. Some information publicly reported by the operator may relate to a larger property than the area covered by Metalla's Royalty interest. Metalla's royalty interests often cover less than 100% and sometimes only a portion of the publicly reported mineral reserves, mineral resources and production of a property.

The disclosure was prepared in accordance with Canadian National Instrument 43-101 ("NI 43-101"), which differs significantly from the current requirements of the U.S. Securities and Exchange Commission (the "SEC") set out in Industry Guide 7. Accordingly, such disclosure may not be comparable to similar information made public by companies that report in accordance with Industry Guide 7. In particular, this news release may refer to "mineral resources", "measured mineral resources", "indicated mineral resources" or "inferred mineral resources". While these categories of mineralization are recognized and required by Canadian securities laws, they are not recognized by Industry Guide 7 and are not normally permitted to be disclosed in SEC filings by U.S. companies that are subject to Industry Guide 7. U.S. investors are cautioned not to assume that any part of a "mineral resource", "measured mineral resource", "indicated mineral resource", or "inferred mineral resource" will ever be converted into a "reserve." In addition, "reserves" reported by the Company under Canadian standards may not qualify as reserves under Industry Guide 7. Under Industry Guide 7, mineralization may not be classified as a "reserve" unless the mineralization can be economically and legally extracted or produced at the time the "reserve" determination is made. Accordingly, information contained or referenced in this news release containing descriptions of mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of Industry Guide 7.

"Inferred mineral resources" have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Further, while NI 43-101 permits companies to disclose economic projections contained in preliminary economic assessments and pre-feasibility studies, which are not based on "reserves", U.S. companies have not generally been permitted under Industry Guide 7 to disclose economic projections for a mineral property in their SEC filings prior to the establishment of "reserves". Disclosure of "contained ounces" in a resource is permitted disclosure under Canadian reporting standards; however, Industry Guide 7 normally only permits issuers to report mineralization that does not constitute "reserves" by Industry Guide 7 standards as in-place tonnage and grade without reference to unit measures. Historical results or feasibility models presented herein are not guarantees or expectations of future performance.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Often, but not always, forward-looking statements can be identified by the use of words such as "plans", "expects", "is expected", "budgets", "scheduled", "estimates", "forecasts", "predicts", "projects", "intends", "targets", "aims", "anticipates" or "believes" or variations (including negative variations) of such words and phrases or may be identified by statements to the effect that certain actions "may", "could", "should", "would", "might" or "will" be taken, occur or be achieved. Forward-looking statements and information include, but are not limited to, statements with respect to the successful completion of the Agreement, the productivity and benefits derived from the relationship between Metalla and Yamana, future development at the Acquisition Properties, the exploration potential at the Acquisition Properties, proposed timing of exploration and development plans and expenditures by Yamana, Yamana's capitalization and ability to operate in the future, the success of Yamana's future permitting and social licensing efforts at the Acquisition Properties, the future production levels at the Acquisition Properties, the potential for the Wasamac Property to achieve the same scale, grade, production and costs as Yamana's Jacobing mine in Brazil, production, recoveries, cash flow and other anticipated or possible future developments at the properties on which the Company currently holds royalty and stream interests or relating to the companies owning or operating such properties; and the potential for Metalla to become one of the leading gold and silver companies for the next commodities cycle. Forward-looking statements and information are based on forecasts of future results, estimates of amounts not yet determinable and assumptions that, while believed by management to be reasonable, are inherently subject to significant business, economic and competitive uncertainties, and contingencies. Forward-looking statements and information are subject to various known and unknown risks and uncertainties, many of which are beyond the ability of Metalla to control or predict, that may cause Metalla's actual results, performance or achievements to be materially different from those expressed or implied thereby, and are developed based on assumptions about such risks, uncertainties and other factors set out herein, including but not limited to: the risk that the parties may be unable to satisfy the closing conditions for the contemplated transactions or that the transactions may not be completed; risks associated with the impact of general business and economic conditions; the absence of control over mining operations from which Metalla will purchase precious metals or from which it will receive stream or royalty payments and risks related to those mining operations, including risks related to international operations, government and environmental regulation, delays in mine construction and operations, actual results of mining and current exploration activities, conclusions of economic evaluations and changes in project parameters as plans are refined; problems related to the ability to market precious metals or other metals; industry conditions, including commodity price fluctuations, interest and exchange rate fluctuations; interpretation by government entities of tax laws or the implementation of new tax laws; regulatory, political or economic developments in any of the countries where properties in which Metalla holds a royalty, stream or other interest are located or through which they are held; risks related to the operators of the properties in which Metalla holds a royalty or stream or other interest, including changes in the ownership and control of such operators; risks related to global pandemics, including the novel coronavirus (COVID-19) global health pandemic, and the spread of other viruses or pathogens; influence of macroeconomic developments; business opportunities that become available to, or are pursued by Metalla; reduced access to debt and equity capital; litigation; title, permit or license disputes related to interests on any of the properties in which Metalla holds a royalty, stream or other interest; the volatility of the stock market; competition; future sales or issuances of debt or equity securities; use of proceeds; dividend policy and future payment of dividends; liquidity; market for securities; enforcement of civil judgments; and risks relating to Metalla potentially being a passive foreign investment company within the meaning of U.S. federal tax laws; and the other risks and uncertainties disclosed under the heading "Risk Factors" in the Company's most recent annual information form, annual report on Form 40-F and other documents filed with or submitted to the Canadian securities regulatory authorities on the SEDAR website at www.sedar.com and the U.S. Securities and Exchange Commission on the EDGAR website at www.sec.gov. Metalla undertakes no obligation to update forward-looking information except as required by applicable law. Such forward-looking information represents management's best judgment based on information currently available. No forward-looking statement can be guaranteed, and actual future results may vary materially. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information.